EXHIBIT A
Item 7 Information
The securities being reported on by RenaissanceRe Holdings Ltd., a Bermuda exempted company, as parent holding company, are owned, or may be deemed to be beneficially owned, by RenaissanceRe Ventures Ltd., a Bermuda exempted company and a wholly owned subsidiary of Renaissance Other Investments Holdings II Ltd., a Bermuda exempted company and wholly owned subsidiary of RenaissanceRe Holdings Ltd.